INVEST IN **SOOL**

A Global Provider of Korean Alcoholic Beverages: Makku and Soku


MÀKKU

drinksool.com New York

Female Founder | Alcohol & Vice | B2C | Minority Founder | Distillery & Vineyards

LEAD INVESTOR

James Paik

We are investing in Sool because they have a superior product, an excellent team, and most importantly, committed and dedicated leadership. Their ability to maneuver the pandemic and break into US markets has been nothing short of impressive. We believe the market for makegeoli has not yet been fully realized and Sool is well positioned to seize this opportunity. Sool recently launched in Korea to much acclaim which also presents a tremendous opportunity for Sool to make inroads in its native market.

Invested $2,000 this round

Highlights

1. Sold over $3M to date despite launching with our first distributors at the onset of COVID-19
2. 3924% revenue growth from 2019-2021 with just 2 full time employees
3. US distribution in 1,400 accounts across 22 States before any national retail chain placements
4. With national retail chain expansions and international exports, Sool is on a path to $31M by 2025*
5. Experienced founder and team of alcohol industry professionals from AB InBev, Pabst, Moët Hennessy
6. Approaching pre-COVID margins of 40%
7. Secured distribution in the US, Korea, Australia and Canada, opening up export opportunities
8. * Projections not guaranteed

Our Team



Carol Pak CEO

Previously with ZX Ventures (ABI) and led the commercialization of a new alcoholic beverage brand in China.



Rosemary Bang Director of Operations

Previously at Deloitte



John Dealy Director of Sales, Northeast

Previously at Pabst, Vermont Cider Company



Heidi Chen Marketing Director

Previously at LVMH



Elizabeth Yik Creative Lead

Previously at Dive Studios



Isaac Kim Data Analytics

Previously at Citibank



Helen Au Helen

Vegan Author and Content Creator

Sool is globalizing Korean Alcohol in an accessible and inclusive way. Despite launching during a pandemic, we have sold over $3M as a result of a supportive, loyal, and inspiring community base. We now invite you to join us as an investor and owner.



SOOL
MAKKU | SOKU
NOTE: We are raising $124,000 to produce more inventory and support our growth.
For this round, we have already closed $1.2M from institutional and angel investors. We have an open allocation for $124,000, which we are opening up to our community. Please note we must raise a minimum of $50,000 through WeFunder for us to accept any investments through this platform.
Prior to this round, we have raised $2M from 3 institutional investors.
We expect to hit profitability next year.



Sool is a global provider of Korean Ready to Drink (RTD) Products:
MAKKU & SOKU
MÀKKU
Makgeolli: Unfiltered Rice Beer
SOKU
Soju Sparkling Cocktails



OUR VISION: To be the #1 Global Provider of Korean RTD products
USA, 2019
We are currently distributing Makku in 22 States in the US
KOREA, 2022
In Sept 2022, we launched Makku in Korea
APAC, 2025
Our long-term opportunity is in the APAC region, which accounts for 42% of the global alcoholic beverages market



RTDs (Ready-to-Drinks) are the fastest growing category in the $546B global alcohol market
Canned, refreshing & low alcohol drinks, RTDs include:
RTD Cocktail
Hard Seltzer
Ready-to-Drinks (RTDs) are the fastest growing alcohol category in the world
RTD Market Size
Global Market
2021
RTDs: $33B (6%) of $546B market

- Hard Coffee
- Hard Tea


2030
$86B (8.6%)
of $1,007B
0
250
500
750
1000
1250
$USD Billions

The Global Alcohol Market: 7.04% CAGR
The Global RTD Market: 11.2% CAGR

MÀKKU

AMERICA'S 1st CRAFT MAKGEOLLI,
KOREA'S OLDEST ALCOHOLIC BEVERAGE

A modern take on makgeolli, a traditional Korean alcohol made from rice. Coarsely filtered, Makku has a hazy and smooth body, with light bubbles and a hint of sweetness.
Beer, 6% Alcohol By Volume

LAUNCHED SEP 2019
4 FLAVORS:

ORIGINAL · BLUEBERRY · PASSION FRUIT · MANGO


MAKKU

- MADE IN KOREA
- ALL NATURAL
- GLUTEN FREE
- 100% VEGAN

SOKU

AMERICA'S 1st SOJU SPARKLING COCKTAIL

A refreshing ready-to-drink cocktail made with real fruit juice, a burst of bubbles, and the world's best selling liquor, soju.
Distilled Spirits Specialty, 6% ABV

LAUNCHED MAR 2022
3 FLAVORS:

PINEAPPLE · TANGERINE · STRAWBERRY



- MADE IN NEW YORK
- ALL NATURAL
- GLUTEN FREE
- 100% VEGAN


PINEAPPLE SOJU COCKTAIL
SO KU

OUR SMALL, BUT EXTRA MIGHTY TEAM



Carol Pak	FOUNDER & CEO	AB InBev, Columbia Business School
Rosemary Bang	OPERATIONS DIRECTOR	Deloitte.
Heidi Chen	MARKETING DIRECTOR	LVMH, MoetHennessy
John Dealy	SALES DIRECTOR	Pabst
Isaac Kim	DATA ANALYTICS	citibank
Elizabeth Yik	CREATIVE LEAD	DIVE STUDIOS, M
Helen Au	MARKETING MANAGER	purely elizabeth.

In the US, our products sell in 1,400 accounts across 22 States



Distribution
(CA, CO, CT, DC, FL, GA, IL, MA, ME, MD, MI, NE, NV, NJ, NY, NC, OR, PA, RI, TN, VA, WA)

→

In 2023, we will focus on national chain opportunities

Whole Foods Market · Walmart · Total Wine & More · 7-Eleven · target · H-E-B



WE LAUNCHED DURING THE PANDEMIC,

and sold almost 2 million cans with the help of our engaged, loyal, and inclusive community



Last month, we successfully launched our first international market, South Korea



LOTTE Mart
Home plus
emart
emart24
THE HYUNDAI
GS25
CU



AS A RESULT OF OUR UNIQUE PRODUCTS,

we receive many international opportunities. We will carefully select our partners to build our brands globally by 2025.

- Australia
- Canada
- Singapore
- England
- Taiwan
- Malaysia
- Vietnam

Despite COVID19, supply chain issues, inventory challenges, and resistance against an unknown category, we've climbed a mountain to build what we have today:

- ★ Experienced team
- ★ High quality products
- ★ Strong brand equity
- ★ Solid margins
- ★ Trusted distribution partners
- ★ Loyal community

★ In 2023, we expect to enter our growth phase and hit profitability



$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
GROSS REVENUE
2019
2020
2021
2022
2023
2024
2025

Forward looking projections cannot be guaranteed

2023

NEW STATES	NEW COUNTRIES	EXPANDED ECOMMERCE CAPABILITIES
Texas (TX) Minnesota (MN) Utah (UT)*	Australia Canada Singapore*	Shipping to 48 States via national carriers

*PENDING

WHO CAN INVEST?

Anyone* in the world is able to invest with just $100 USD.

*Three provinces in Canada ban their residents from investing via American Crowdfunding: Quebec, Alberta, and Ontario.